CUSIP No. D1497A101	1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 4. PURPOSE OF THE TRANSACTION.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE

     This Amendment No. 9 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 9 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION.

The information set forth in Item 4 is hereby amended and supplemented with the following:

On September 2, 2004, Blackstone LR, BMA, BCP IV, BCP 1, BCHCP, BCP Holdings 2, BCP Luxembourg and BCP Crystal filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, to which the Offer Document is attached as an exhibit. The Tender Offer Statement relates to the mandatory offer by BCP Crystal, required pursuant to Section 305 of the German Stock Corporation Act in connection with the Domination Agreement, to purchase all of the issued and outstanding Ordinary Shares (other than Ordinary Shares owned by BCP Crystal or held by Celanese in treasury).

Section IV.2, “Background and Objective of the Offer – General Background of this Offer,” Section IV.3, “Intentions of the Bidder with Regard to Celanese AG,” Section V, “The Offer,” and Section VII, “Position of Celanese who do not Accept the Offer” of the Offer Document are hereby incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 6 is hereby amended and supplemented with the following:

Section IV.2(b), “Background and Objective of the Offer – General Background of this Offer – Background of the Domination Agreement and this Offer “ of the Offer Document is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

The following exhibit is added to the Schedule 13D

14. Offer Document published September 2, 2004, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2004
BCP CRYSTAL ACQUISITION GMBH & CO. KG
	By:	/s/ Chinh Chu
		Name:	Chinh Chu
		Title:	Authorized Person